Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

VIA EDGAR

August 7, 2024

Ms. Eileen Smiley

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	James Alpha Funds Trust (the “Trust”)

(File Nos. 333-280637)

Dear Ms. Smiley:

This letter summarizes the comments provided by Eileen Smiley of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on July 29, 2024, regarding the Trust’s Joint Proxy Statement/Prospectus on Form N-14 (the “Joint Proxy Statement/Prospectus”). The Proxy Statement/Prospectus was filed as part of the proposed reorganization of two series (the “Target Funds”) of Managed Portfolio Series (the “Target Trust”) into corresponding series of the Trust (the “Acquiring Funds”).

The Registrant delayed effectiveness of the Joint Proxy Statement/Prospectus and filed a delaying amendment on July 30, 2024.

Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment. Terms not defined herein shall have the meaning set forth for that term in the Joint Proxy Statement/Prospectus.

Accounting Comment

1.	Comment: Please confirm that the amounts represented in the fee table for each Fund still represent current expenses.

Response: The Trust confirms that the amounts represented in the fee table for each Fund still represent current fees per Item 3 of Form N-14.

General Comments

1.	Comment: Please confirm supplementally that any comments provided by the Staff regarding the Trust’s registration statement filed on Form N-1A on January 22, 2024, that are pertinent to the Joint Proxy Statement/Prospectus are incorporated into the Joint Proxy Statement/Prospectus.

Response: The Trust confirms that these changes have been made.

2.	Comment: Please include a form of the proxy card. Please confirm supplementally that the proxy card complies with Rule 14a-4 under the Securities Exchange Act of 1934.

Response: The Trust confirms that these changes have been made. The Trust confirms that the proxy card complies with Rule 14a-4 under the Securities Exchange Act of 1934.

3.	Comment: With respect to the section “Questions and Answers,” please add disclosure in the response to the question “What am I being asked to vote upon?” that the proposed reorganization will only take place if shareholder approval of both Target Funds is obtained.

Response: The Trust will add the following disclosure: “The agreement between Principal Street and Easterly provides that the Reorganizations will only take place if shareholder approval of the Proposal for both Target Funds is obtained.”.

4.	Comment: With respect to the section “Questions and Answers,” please revise the total annual fund operating expense table in response to the question “Are there any significant differences in the total annual fund operating expenses of each Target Fund and its corresponding Acquiring Fund?” to comply with Item 3 of Form N-1A or add disclosure with a cross-reference to the section of the Proxy Statement/Prospectus that contains more information regarding operating expenses.

Response: The Trust notes that the information required by Item 3 of Form N-1A (as required by Item 3(a) of Form N-14) is included in the section “Comparison of Fees and Expenses.” Further, the paragraph following the total annual fund operating expense table in response to the question “Are there any significant differences in the total annual fund operating expenses of each Target Fund and its corresponding Acquiring Fund?” includes the following: “More information regarding the fee waiver arrangement and a comparison of the gross and net total annual fund operating expenses of the Target Funds and the Acquiring Funds are described in the “Comparison of Fees and Expenses” section of the Joint Proxy Statement/Prospectus for the specific expense savings for each Target Fund.”

5.	Comment: With respect to the section “Questions and Answers,” please confirm the amounts represented in the fee table for each Fund in response to the question “Are there any significant differences in the total annual fund operating expenses of each Target Fund and its corresponding Acquiring Fund?” still represent current expenses.

Response: The Trust confirms that the amounts represented in the fee table for each Fund still represent current fees per Item 3 of Form N-14.

6.	Comment: With respect to the section “Questions and Answers,” please add disclosure in the response to the question “What are the expected federal income tax consequences of the Reorganizations?” to describe the expected tax consequences or, alternatively, clarify that there are no expected tax consequences.

Response: The Trust notes the answer to the noted question describes the expected tax consequences of the Reorganizations as reflected below (emphasis added).

While there can be no guarantee that the U.S. Internal Revenue Service will adopt similar positions, it is expected, subject to the limited exceptions described in the Joint Proxy Statement/Prospectus under the heading “Federal Income Tax Consequences,” that neither shareholders, nor the Target Funds, will recognize gain or loss as a direct result of a Reorganization, and the holding period for, and, with respect to shareholders of Target Funds, the aggregate tax basis of, the Acquiring Fund’s shares that you receive in a Reorganization will include the holding period for, and will be the same as the aggregate tax basis of, the shares that you surrender in the Reorganization. Shareholders should consult their tax adviser about state and local tax consequences of the Reorganizations, if any, because the information about tax consequences in the Joint Proxy Statement/Prospectus relates to the federal income tax consequences of the Reorganizations only.

The Trust will add the following disclosure to the end of the first paragraph of the noted answer to more prominently highlight this information for shareholders: “It is expected that neither shareholders, nor the Target Funds, will recognize gain or loss as a direct result of a Reorganization.”

7.	Comment: With respect to the section “Risks Associated with the Acquiring Funds,” please confirm supplementally that the investment strategy of each Target Fund and corresponding Acquiring Fund have similar levels of risk. If the levels of risk are dissimilar, please explain.

Response: The Trust confirms that each Target Fund and corresponding Acquiring Fund have similar levels of risk.

8.	Comment: With respect to Footnote #2 on page 8 describing the current operating expense limitation agreement of each Target Fund, please disclose whether fees waived or expenses reimbursed pre-merger may be recouped post-merger.

Response: The Trust confirms that fees waived and expenses reimbursed pre-merger pursuant to the Target Funds’ contractual operating expense limitation agreement which are eligible for recoupment will become eligible for recoupment by Easterly Investment Partners LLC post-merger, subject to the provisions of the contractual operating expense limitation agreement between Easterly Investment Partners LLC and each Acquiring Fund. The Acquiring Funds are “shell funds” that are being formed to acquire all of the assets and liabilities of the Target Funds. As such, pursuant to the Agreement and Plan of Reorganization approved by the Board of Trustees of the Trust and the Board of Trustees of the Target Trust, the Acquiring Funds will acquire contingent liabilities, including the obligation to repay any previously waived and/or reimbursed fees and expenses that would have been payable by the Target Funds under the Target Funds’ contractual operating expense limitation agreement. Any such repayments by the Acquiring Funds will be subject to the Acquiring Funds’ contractual operating expense limitation agreement, which agreement has been approved by the Board of Trustees of the Trust. The Trust notes that the two named portfolio managers of the Target Funds bore a large majority of the entrepreneurial risk and fees waived with respect to the Target Funds and these same individuals will be the named portfolio managers of the Acquiring Funds and continue to bear a share of the risk and fees waived for the Acquiring Funds going forward.

The Trust will add the following to the Proxy Statement/Prospectus:

If the proposed Reorganizations are consummated, Target Fund fees and expenses that had been waived or reimbursed pursuant to the Target Funds’ contractual operating expense limitation agreement that are eligible for recoupment will become eligible for recoupment by Easterly Investment Partners LLC as adviser of the Acquiring Funds for three years from the date the fees were waived and/or expenses were paid. As a result, should amounts become eligible for recoupment, the effect of such recoupments would be to cause the Acquiring Fund’s total expenses (after recoupment) to increase to (i) the expense cap in place at the time the fees were waived or the expenses were reimbursed, or (ii) the current expense cap, whichever is less. Easterly Investment Partners LLC does not expect that amounts will be eligible for recoupment at the time of closing of the Reorganizations and therefore does not expect that it will be recouping amounts previously paid/reimbursed pursuant to the Target Funds’ contractual operating expense limitation agreement at the closing of and immediately following the Reorganizations.

9.	Comment: With respect to the section “Federal Income Tax Consequences,” please add disclosure to describe the expected tax consequences or, alternatively, clarify that there are no expected tax consequences.

Response: The Trust will add the following disclosure to the first paragraph of the section “Federal Income Tax Consequences:” “It is expected that neither shareholders, nor the Target Funds, will recognize gain or loss as a direct result of a Reorganization.”

10.	Comment: With respect to the section “Similar Annual Fund Operating Expenses and Three-Year Expense Cap,” please confirm supplementally that the disclosure is accurate.

Response: The Trust confirms that the disclosure is accurate.

11.	Comment: The Staff notes that there will not be any broker non-votes because there are no proposals on which a broker may vote without instructions and under rules applicable to all brokers, they may not deliver any proxy authority to management if beneficial owners do not respond. Therefore, please delete references to broker non-votes and disclose that neither the company nor its agents will count uninstructed shares as present for quorum or any other purpose.

Response: The Trust respectfully declines to make such change and notes the following language in the Proxy Statement:

It is the Target Funds’ understanding, however, that because broker-dealers, in the absence of specific authorization from their customers, will not have discretionary authority to vote any shares held beneficially by their customers on the single matter expected to be presented at the Meeting, there are unlikely to be any “broker non-votes” at the Meeting.

12.	Comment: Please hyperlink any items incorporated by reference.

Response: The Trust confirms that these changes have been made.

13.	Comment: With respect to the section “Industry Restriction” in Exhibit C “Comparison of Fundamental Investment Restrictions,” the Staff notes the inclusion of the language that each Fund “may not invest more than 25% of its total assets in securities of issuers in a particular industry or group of industries (other than securities issued or guaranteed by the U.S. government or any of its agencies or securities of other investment companies).” Please note that to the extent that a fund is invested in underlying funds, the Commission takes the position that the fund should look-through to the holdings of the underlying funds to monitor its industry concentration policy if it has access to that information. Accordingly, please confirm whether the Funds will look through to the securities of investment companies in which the Funds invest for purposes of compliance with its industry concentration policy.

Response: The Trust confirms that it will look through to the holdings of the underlying funds to monitor its policy regarding concentration to the extent practicable and will not ignore information with respect to the policies of the unaffiliated funds in which it may invest. We will add the following disclosure to the Form N-14 and statement of additional information for the Funds: To the extent practicable, where the Acquiring Fund is aware of the investments held by an underlying fund, the Acquiring Fund will consider such information when determining compliance with investment restriction (3) above.

14.	Comment: With respect Exhibit C “Comparison of Fundamental Investment Restrictions,” please add disclosure clarifying whether the acquiring funds will consider underlying investments when complying with its investment restrictions.

Response: The Trust confirms that these changes have been made in accordance with the response to comment 13.

* * * * *

We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (215) 564-8173. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Matthew DiClemente

Matthew DiClemente